

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 7, 2023

Pui Lan Patrick Tsang
Chief Executive Officer
TG Venture Acquisition Corp.
1390 Market Street, Suite 200
San Francisco, California 94102

> **Re: TG Venture Acquisition Corp.**
> **Form 10-K/A (Amendment No. 1) for the Fiscal Year Ended December 31, 2022**
> **File No. 001-41000**

Dear Pui Lan Patrick Tsang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2023 letter.

Form 10-K/A (Amendment No. 1) for the Fiscal Year Ended December 31, 2022

Item 1. Description of Business
PRC Limitations and Concerns, page 11

1. We note your response to comment 1. Please remove the page 12 statement that "[w]e do not believe that, as of the date of this filing, there are legal or operational risks to us associated with the laws and regulations of mainland China solely due to or as a result of the Sponsor being based in Hong Kong." Please remove similar statements elsewhere in your filing, for example, on pages 13 and 42. Please provide prominent disclosure in the introduction to your Business section about the legal and operational risks associated with your sponsor being based in China (including Hong Kong and Macau). Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your

ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

2.   We reissue comment 2. Please include a summary risk factor, as required by Item 105(b) of Regulation S-K. Such disclosure should summarize the risks that your sponsor being based in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in your Risk Factors section. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

3.   We note your response to comment 4 and partially reissue the comment. Please also describe the consequences to you and your investors if you or your sponsor: (i) do not receive or maintain permissions or approvals from Chinese authorities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you or your sponsor are required to obtain such permissions or approvals in the future.

4.   We note your response to comment 6 and partially reissue the comment. Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to your sponsor and some of your officers and/or directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China and Hong Kong; lack of reciprocity and treaties; and cost and time constraints. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

5.   Please revise or advise to reconcile your pages 11, 35, and 41 disclosure that Mr. Tsang is located/resides in Hong Kong with your page 19 disclosure that "[n]one of our officers and directors are located in the PRC" and The Flexi Group Holdings Ltd's Form F-4 disclosure indicating that Mr. Tsang resides in Ireland.

Additionally, please revise or advise to reconcile your page 19 disclosure that "[n]one of our officers and directors are located in the PRC" with The Flexi Group Holdings Ltd's Form F-4 disclosure indicating that Mr. Alexander resides in Hong Kong.

General

6.　　We reissue comment 10. Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

7.　　Please revise or advise to clarify the location of your operations. In this regard, as a non-exclusive example, we note your pages 35 and 36 disclosure indicating that your operations are based in Hong Kong. However, we also note your pages 41 and 43 disclosure indicating that you do not have operations in Hong Kong.

　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　You may contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.

　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　Office of Real Estate & Construction

cc:　　Kelvin Liu